

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Dennis Hopkins
Chief Executive Officer
Green Star Products, Inc.
7735 Sand Street
Fort Worth, Texas 76118

       Re: Green Star Products, Inc.
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed on April 25, 2024
          File No. 024-12413

Dear Dennis Hopkins:

      We have reviewed your amended offering statement and have the following comments.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.   We note your response to prior comment 1 and reissue. Please revise to include the information required by Item 6 of Part I of Form 1-A or tell us why you are not required to do so. Please also update the total number of shares outstanding throughout your offering statement and ensure the information provided in Part I matches the information provided in Part II.

2.   We note your response to prior comment 2 and note your disclosure that your common stock is quoted on the OTCMarket Pink Open Market. Please remove the references to Nasdaq listing standards throughout the offering statement.

      Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Donald Keer